Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Green Bankshares, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-08609, 333-115054, and 333-117791) on Forms S-8 and (No. 333-156872) on Form S-3 of Green Bankshares, Inc. of our reports dated February 25, 2010, with respect to the consolidated financial statements of Green Bankshares, Inc. and subsidiaries and the effectiveness of internal control over financial reporting, which reports appear in Green Bankshares, Inc.’s 2009 Annual Report on Form 10-K.
Our report on the consolidated financial statements referred to above refers to the adoption of new accounting standards in relation to other-than-temporary impairments in 2009 and accounting for uncertainty in income taxes in 2007.

/s/ Dixon Hughes PLLC Atlanta, Georgia
February 25, 2010